UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2007

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 5, 2007	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary

NEWS RELEASE	Methanex Corporation 1800 – 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
For immediate release
September 5, 2007
Methanex Provides Update on Natural Gas Supply for Chile Plants
Methanex advises that its Chilean methanol production facility continues to operate only one of its four plants. Though most of the technical issues affecting its suppliers from Argentina have been solved, natural gas exports from Argentina to the facility have not yet been re-established.
Bruce Aitken, President and CEO of Methanex, who has recently visited Methanex’s Chilean operations, commented, “We understand that there are no technical reasons that support current Argentinean natural gas export restrictions and we have been advised that there is no more transportation capacity to take available natural gas from Argentina’s southern Austral region to the north. Argentina has experienced a particularly cold winter this year. In prior years, as the weather warms around this time of year, natural gas restrictions have come to an end. We are in continual contact with our Argentinean natural gas suppliers, the Argentinean and Chilean Energy authorities and advisers to better understand this situation and the different courses of action that are available to us.
Production from our Chile operations from June 11 to August 30, 2007 has been 207,000 tonnes. However, despite the production restrictions at our Chilean operations, we have continued to fully supply our customers from inventory, production from our other facilities, and with purchased product.”
Mr. Aitken added, “We are disappointed with the level of production from our Chilean operations and, as we have stated previously, we believe our long term solution to the natural gas supply challenges we face at our Chilean operations is to increase our reliance on Chilean natural gas. Methanex is taking a number of actions to help accelerate gas developments in the southern region of Chile. The Chilean Government has recently announced that about 20 international companies and consortiums are participating in the bidding process that will open exploration and gas development in large areas of Chile’s southern gas-producing region to the private sector. GeoPark, a private company that is supplying gas to Methanex in Chile, has recently announced its third gas discovery in the Fell Block near our installations; and ENAP, Chile’s national petroleum company and our biggest gas supplier in Chile, is progressing in new developments in the Magallanes Region. The current activity in the area illustrates its considerable potential for natural gas development and for this area to provide us with a long term solution for gas supply to our Chilean Hub.”
Methanex is a Vancouver based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”, on the NASDAQ Global Market in the United States under the trading symbol “MEOH”, and on the foreign securities market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

NEWS RELEASE	Methanex Corporation 1800 — 200 Burrard St. Vancouver, BC Canada V6C 3M1 Investor Relations: (604) 661-2600 Toll-Free: 1-800-661-8851 http://www.methanex.com
Information in this press release contains forward-looking statements. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements. Methanex believes that it has a reasonable basis for making such forward-looking statements. However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, the ability to successfully carry out corporate initiatives and strategies, conditions in the methanol and other industries including the supply and demand balance for methanol, the success of natural gas exploration and development activities in southern Chile and our ability to obtain any additional gas in that region on commercially acceptable terms, actions of competitors and suppliers, changes in laws or regulations in foreign jurisdictions, world-wide economic conditions and other risks described in our 2006 Management’s Discussion & Analysis. Undue reliance should not be placed on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
T: +1 604 661 2600